UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 22, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The First Marblehead Corporation

File No. 1-31825 - CF#25711

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The First Marblehead Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on September 2, 2010, as amended on Form 10-K/A filed on November 18, 2010.

Based on representations by The First Marblehead Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.38	through February 5, 2013
Exhibit 10.39	through April 20, 2012
Exhibit 10.40	through April 20, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel